Exhibit (c)(i)
November 11, 2009
Jiansheng Xu, Chair
Special Committee of the Board of Directors
Asia Electrical Power International Group Inc.
I appraised the fair value of a 1-share common stock interest in Asia Electrical Power International Group Inc. (the “Company”), a Nevada “C” Corporation manufacturer of medium-voltage electrical power distribution equipment for the People’s Republic of China market, as of the date of this report for purposes of a going-private transaction involving a reverse stock split.
My primary sources of information were Company SEC filings which reported results through the six months ended June 30, 2009 as well as third-party compilations of historical Company share prices and trading volumes. I received the following insider information from management that will be held in strictest confidence: the fact that a reverse stock split is being contemplated, unaudited financial statements as of September 30, 2009 that are to be filed with the Company’s SEC Form 10-Q as of that date, and the estimated cost savings from deregistration.
Nevada Revised Statute §92A.320 defines the fair value of dissenters’ shares as “the value immediately before the effectuation of the corporate action to which [the shareholder] objects, excluding any appreciation or depreciation in anticipation of the corporate action.” This definition, which is consistent with that of many other states, implies that fair value includes valuation discounts for both lack of control and marketability of the subject shares.
The Company’s common shares have traded over the counter (symbol AEPW) since early 2008. The following graphics depict the Company’s share price and trading volume since it went public. Of particular note is that the share price averaged $0.0576 and $0.0622 during the last 50 and 200 trading days, with average daily trading volumes of 67,600 and 58,000 shares for those periods, which represent 0.13% and 0.11% of 51.959 million shares outstanding. I used the 50-day average daily trading price to benchmark the market value per share at $0.0576.

I project that the Company will be profitable in 2009 based on annualized third-quarter results:

[Dollars in	Nine Months		Full Year		Full Year 2009
Thousands]	2008	2009	2008	2009	Forecast Basis
Revenue	9,406.1	13,351.2	14,118.7	17,801.6	Nine months 2009 annualized
Cost of Sales	(7,810.4)	(10,406.4)	(11,714.4)	(13,875.2)	No change in margin

Gross Profit	1,595.6	2,944.8	2,404.4	3,926.4	Computed
Oporating Expense	(872.7)	(2,416.7)	(2,347.9)	(3,222.3)	No change in margin

Operating Income	723.0	528.1	56.5	704.1	Computed
Other Income, Net	6.8	(45.7)	72.9	(60.9)	Nine months 2009 annualized

Income Before Taxes	729.8	482.4	129.4	643.2	Computed
Income Taxes	(63.0)	(161.6)	(111.7)	(215.5)	Nine months 2009 annualized

Net Income	666.7	320.8	17.7	427.7	Computed
Foreign Currency	172.3	26.0	827.6	34.7	Six months 2009 annualized

Comprehensive Income	839.0	346.8	845.3	462.4	Computed
Shares Outstanding	51,959.7	51,959.7	51,959.7	51,959.7	Fully diluted

Net Income Per Share	0.02	0.01	0.02	0.01	Computed
Management estimates professional fee and other cost savings of $633,400 annually after deregistration. After taxes, this will increase net income by $421,200 or less than $0.001 per share, resulting in 2009 pro forma net income (as if deregistered) of $0.01 per share.

The next section values the equity based on the Asset Approach. As of September 30, 2009, Company reported common equity per share was $0.23:

[Dollars in	Sep. 30
Thousands]	2009
Reported Equity	12,320.6
Preferred Stock	(5.0)
Statutory Reserve	(183.7)

Common Equity	12,131.8
Shares Outstanding	51,959.7

Equity Per Share	0.23
Under the Asset Approach, the Company is valued as if liquidated. Were it to do so, the Company’s land use right (capitalized as a $2.7 million asset) would have no value. Although there might be erosion in receivables, inventory, net fixed asset, and advance to affiliate values as well as significant liquidation fees and other expenses, I had no data with which to assess this and made no such adjustments. The land right adjustment reduced equity value to $9.4 million or $0.18 per share.
Adjusted equity of $0.18 per share as compared to the market price of $0.0576 per share implies a 68% discount from adjusted to market price. This comparison, however, assumes that the Company liquidates, which minority shareholders cannot force, and that its shares are fully liquid, which they are not (because of the small trading volume cited above.) The next section of this report adjusts for the lack of control and lack of liquidity of the subject shares.
Minority owners lack power, causing a lack of control discount (LOCD). Revenue Ruling 93-12 affirms it. I appraised it using market data. Mergerstat reports 20 – 25% LOCDs for operating companies. Morningstar reports 0 — 15% closed-end fund discounts. The first overstates LOCDs as it reflects synergy and excludes premium deals. The second understates them since funds are not operating businesses, have few prerogatives and lower risks. The Company is an operating business. Its LOCD should be between the two indications. I used a 17% baseline LOCD and analyzed case-specific factors, rating them -1 if they indicated a lower LOCD, 0 if neutral, or +1 if higher. Each rating considered the statutory or granted rights of the interest, the likelihood of exercise, and the economic impact thereof. The 26% LOCD was above the baseline:

LOCD Factor	R	Basis
Are voting rights equal?	1	No
Is there a control owner / block?	1	Yes
Is there a governance role?	1	No
Is a change of control likely?	1	No
Is there swing value?	1	No
Are control restrictions undue?	1	No
Is agreement amendment easy?	1	Majority
Is management easily changed?	1	No
Is there control of accounting?	1	No
Are state laws protective?	1	Not in NV
...anti-dilutive/pre-empt rights?	1	No
Is lack of control extended?	1	Perpetual
Are distributions proportional?	(1)	Yes
Is compensation reasonable?	0	Yes
Are cash calls probable?	(1)	No
Is there discretionary expense?	(1)	No
Are there non-operating assets?	(1)	No
Is income growing rapidly?	1	No
Is it stable?	1	No
Is financial status good?	1	Illiquid and levered
Is industry status good?	(1)	Yes
Are merger trends good?	1	Inapplicable
Is business risk high?	1	Yes
...Financial risk?	1	Yes
Are regulations relevant?	1	Yes
Is litigation risk high?	(1)	No
Is management capable?	(1)	Yes
...Deep?	(1)	Yes
...Reliant on key people?	(1)	No
Are owners involved?	0	Yes
Are uninsured risks major?	0	Inapplicable
Sum of Factor Ratings	10	Cumulative of above
Factors Rated	18	Number of factors
Factor Score	28	Sum of two preceding
Net Factors / Factors Rated	156%	Score / Rated
Baseline LOCD	17%	Developed above
Subject LOCD	26%	Product of preceding

The subject interest lacks liquidity, causing a lack of marketability discount (LOMD). Revenue Ruling 77-287 affirms it. Liquidity is limited by the absence of a deep market, which reduces realizable value due to exposure time, large bid-ask spreads, and a limited buyer pool, increasing price risk. NYSE studies show that, while small blocks of heavily traded issues execute immediately, larger blocks and shares of lightly traded issues occur at discounts and / or are slowly dribbled out. Moreover, the liquidity differential between heavily and lightly traded shares has risen due to shorter Rule 144 holding periods, narrower bid-ask spreads from decimal pricing, rising institutional trading volume, and the availability of hedges. For the most lightly traded NYSE issues, 24% do not trade on a given day, bid-ask spreads average 14%, and small-lot trading costs average 10%. The Company’s shares are vastly less liquid than NYSE shares owing to its limited trading volume cited above, and have benefited from no liquidity enhancements.
LOMDs cannot be measured directly. They are estimated with public market data and models. Market data are subject to many non-LOMD influences. Models are sensitive to uncertain assumptions. As a result, I used two generally accepted LOMD appraisal methods to estimate and confirm the subject LOMD. Each result was adjusted to reflect the subject interest’s characteristics, which generally increase the LOMD because its equity is inherently less liquid and marketable than larger, more actively traded public shares.
The next table summarizes LOMD studies. Some reflect transferability, others liquidity, and some (arguably all) reflect both. The studies suggest an average liquidity discount of 28%. The baseline LOMD estimate is thus 28%.

Primary	Transaction	Discount Percent			Includes
Author	Type	Low	Mean	High	Tfr.	Liq.
Abbott	Going Public	0.4	6.1	11.4	Yes	No
Bajaj	Going Public		7.2		Yes	No
Pratt	Going Public	15.0	17.5	20.0	Yes	No

	Flotation		10.3

Hertzel	Public		13.5		Yes	No
Wruck	Public	10.4	14.0	17.6	Yes	No
Johnson	Public		20.0		Yes	No
SEC	Public		23.0		Yes	No
Willamette	Public		31.0		Yes	No
Gelman	Public		33.0		Yes	No
Trout	Public		34.0		Yes	No
Silber	Public		34.0		Yes	No
Maher	Public		35.0		Yes	No

	Restricted		25.3

Bajaj	Public Registered		14.0		No	Yes
Jeffries	Public	21.0	34.5	48.0	No	Yes
Brennan	Public		35.5		No	Yes

	Liquidity		28.0

Koeplin	Going Public		20.4		Yes	Yes
Bajaj	Public		22.2		Yes	Yes
Bajaj	Private		28.1		Yes	Yes
Willamette	Going Public	32.0	47.5	63.0	Yes	Yes
Emory	Going Public	42.0	51.0	60.0	Yes	Yes

	Pre IPO		33.8

Using the 28% baseline LOMD and factor rating analysis, the 29% LOMD was above the baseline. Using Mercer’s LOMD model, market data, and case facts, I calculated a short 3-year hold period, confirming the LOMD:

LOMD Factor	R	Basis
Are distributions large?	1	None
...Certain?	1	None
...Frequent?	1	None
Is the entity diversified?	1	No
Is economic risk high?	(1)	No
...Interest rate risk?	0	Moderate
...Asset price risk?	1	Yes: land use rights
...Business risk?	1	Yes
...Financial risk?	1	Yes
Are unrealized gains large?	(1)	Losses
How are growth prospects?	(1)	Good
Are there liquidation rights?	1	No
...Withdrawal?	1	No
...Assignee admission?	1	Not applicable
Have interests been sold?	(1)	Yes, publicly traded
Are transfers restricted?	(1)	No
Is insider trading limited?	(1)	Yes
Is there a first refusal right?	0	Not applicable
Is there a resale market?	(1)	OTC
Is the holding period long?	(1)	No
Is exit strategy clear?	(1)	Going private
Are there potential buyers?	(1)	Yes
Is there an arbitration clause?	1	No
Is there put/call protection?	0	No
Is there a blockage effect?	0	No
Is there bankruptcy risk?	(1)	Low risk
Are liquid assets material?	1	No
Are capital calls probable?	(1)	No
Is there more debt capacity?	(1)	Yes
Are there financing sources?	(1)	Yes: banks
Is cash flow strong?	1	No
...stable?	1	No
Can the entity change easily?	1	No
Is information available?	0	SEC limitations
Are owners harmonious?	0	Unknown
Sum of Factor Ratings	1	Cumulative of above
Factors Rated	35	Number of factors
Factor Score	36	Sum of two preceding
Net Factors / Factors Rated	103%	Score / Rated
Baseline LOMD	28%	Developed above
Subject LOMD	29%	Product of preceding

Risk-Free Rate	4%	20-year Treasury
Equity Risk Premium	7%	SBBI
Size Premium	6%	SBBI
Risk Premium	1%	Cumulative of above
Required Return	17%	Subtotal
Value Growth Rate	4%	Estimated
After-Tax Yield	0%	No distributions
Yield Growth Rate	0%	No distributions

Hold Years	1	2	3	4	5	6	7	8	9	10	15	20	25
LOMD %	11	21	30	38	45	51	57	62	66	70	84	89	95

Control value is 100%, the LOCD is deducted to compute marketable minority value, and the LOMD is computed as a percentage thereof. The LOMD is deducted to compute non-marketable minority value. The 49% combined discount for the LOCD and the LOMD is control less non-marketable minority value:

Level of Value	%
Control	100
LOCD	(26)

Marketable Minority	74
LOMD	(23)

Non-Marketable Minority	51

Combined Discount	49
Hold Years	17
Implied Appreciation	4.0
Based on a 17-year hold and the combined discount, the implied annual value growth due only to guaranteed diminution of the combined discount (to zero at liquidation) equals the risk-free Treasury bond rate, confirming the 49% combined discount.
Based on adjusted equity of $0.18 per share and the 49% combined discount, the subject interest’s fair value is ($0.18 X 51% =) $0.09 per share using the Asset Approach. This estimate overstates fair value because, as indicated above, it does not include either adjustments for realizable asset values (other than land use rights) or probable liquidation expenses.
The next section of this report is based on the Market Approach to value. Based on projected full-year 2009 net income of $0.01, the benchmark market price of $0.0576 per share implies a price / earnings ratio of 5.8 times, well below the 25.9 P/E ratio of the Dow Jones United States Electrical Components and Equipment Index (which includes 157 publicly traded companies). A discount to the Dow Index is appropriate because the Company is far smaller and less diversified than the vast majority of Dow Index companies, and its stock is vastly less liquid. On the other hand, the Chinese economic outlook is superior to that of the United States. Chinese real gross domestic product growth is expected to reach 8% in 2009 and 2010, led by strong expansion in investment and consumption spending, according to The Economist Magazine and Chinese government publications. Power generation, which tracks macroeconomic activity, is expected to show similar growth. This contrasts with continued recession in the U.S. (which shows signs of ending, but risks of another dip.)
I considered the prices of recent “going-private” transactions in which minority interests were redeemed. Recent transactions have indicated “going-private” premiums of 10% to 15% per Mergerstat. One basis for the premium is the compliance cost savings mentioned above. Applying a 15% premium, the Market Approach value indication is ($0.0576 X 1.15 =) $0.066 per share.
I considered developing an Income Approach value indication but concluded that it would be highly speculative, requiring a highly uncertain projection of future results, and would thus be far less reliable than the Asset and Market Approach value indications.
The Asset Approach value indication of $0.09 per share compares reasonably with the Market Approach value indication of $0.066 per share. As noted above, the Asset Approach value overstates liquidated value, and I therefore underweighted it at 10% relative to the Market Approach indication weight of 90%. The calculation: (10% X $0.09) + (90% X $0.066).
The fair market value of one Company share is $0.068 (6.8 cents).
This value applies only for the stated purpose, use, and date, and reflects the preceding report.
I certify that:
•	Statements of fact made here are correct.

•	My analyses / conclusions are impartial, unbiased, and limited only by reported assumptions / conditions.

•	I have no present / prospective interest in the property or bias concerning the interest / parties.

•	My compensation is not contingent, and no one assisted me.

•	I complied with all relevant professional standards.

•	I am a qualified, practicing appraiser subject to significant penalties for false or fraudulent valuation statements.

•	I will not disclose engagement data, results, or occurrence unless authorized by you or legally required.

The following govern this report:
•	Legal issues are considered from a lay perspective. If they are material, such counsel is essential.

•	This opinion reflects research, analysis, and unbiased judgment. Acceptance by others is not guaranteed.

•	Information disclosed is necessary to support the conclusion. I knowingly withheld none.

•	I cannot guarantee that all relevant information was disclosed to me or its reliability.

•	I am not an accountant and cannot guarantee that entity recordkeeping follows generally accepted financial / tax principles / requirements, or the absence of irregularities, misrepresentations, or fraud.

•	I render no opinion of title. This appraisal assumes fee simple ownership.

•	I am not required to give deposition / testimony and may not be expertised without prior fee arrangements.

•	Possession of this report grants no publication rights without my consent.

•	I completed this objective report in your employ. Nothing in it replaces any party’s judgment or due diligence.

•	This valuation assumes that no environmentally unsafe materials are on / in the subject property.

•	I am not qualified to detect and am not responsible for such conditions.

•	This report neither suggests nor guarantees any action.

•	Values are per data available as of the report date.
I have valued over 2,500 businesses for taxation, transactions, litigation, and compliance. I serve on IBA’s education and editorial committees. I publish, speak, and teach extensively. I previously held financial management positions with The Boston Company, AmeriTrust, Progressive, and Standard Oil. I hold a B.A. (Economics cum laude) from Princeton, an M.B.A. (Finance with distinction) from Harvard Business School and a Professional Fellowship from the Case Weatherhead School of Management.
Very truly yours,
/s/ Rand M. Curtiss
Rand M. Curtiss, FIBA, MCBA, ASA, ASA

College of Fellows, The Institute of Business Appraisers (IBA)
Master Certified Business Appraiser, IBA
Accredited Senior Appraiser, Business Valuation, The American Society of Appraisers (ASA)
Accredited Senior Appraiser, Appraisal Review & Management, ASA
President, Loveman-Curtiss
Member, American Business Appraisers National Network